Interim Report

For the Six Months Ended 30 June 2019

INTEGRATED MEDIA TECHNOLOGY LIMITED

(ACN 132 653 948)

Contents

Pages

Directors' Report	1-2

Financial Report	3

Condensed Consolidated Statements of Profit or Loss and Other Comprehensive Income	4

Condensed Consolidated Statements of Financial Position	5

Condensed Consolidated Statements of Changes in Equity	6

Condensed Consolidated Statements of Cash Flows	7

Notes to the Condensed Consolidated Financial Statements	8-30

Integrated Media Technology Limited | Interim Report | For the six months ended June 30, 2019

Directors' Report

The directors present their report together with the condensed consolidated financial statements on the consolidated entity (referred to hereinafter as the "Group") consisting of Integrated Media Technology Limited (referred to hereinafter as "IMTE" or Company) and the entities it controlled for the six months ended June 30, 2019.

Directors

The names of the directors in office at any time during the period from January 1, 2019 to June 30, 2019, and up to the date of this report are:

Director	Position

Mr. Con UNERKOV	Chairman	(Appointed on May 31, 2019)
Dr. Man Chung CHAN	Non-executive
Mr. Wuhua ZHANG	Non-executive
Mr. Uwe Von Parpart	Non-executive	(Appointed on December 17, 2019)
Dr. Herbert Ying Chiu LEE	Chairman	(Retired on May 31, 2019)
Dr. Chang Yuen CHAN	Non-executive	(Resigned on February 11, 2019)
Dr. Lawrence CHEN	Non-executive	(Retired on May 31, 2019)

Principal Activities

IMTE is engaged in the investment, development, and commercialization of visual technology with a focus on glasses-free 3D (also known as autostereoscopic 3D) display technology. IMTE designs and sells glasses-free 3D products for the industrial market, including glasses-free 3D digital signage and video wall, 3D conversion equipment, and software for the film/video production industry. IMTE also sells consumer electronic products and services such as glasses-free 3D digital photo frame, smartphone, tablet, and TV on a cloud-based platform connecting users anytime anywhere worldwide. During the period, the Company acquired the distribution rights for electronic glass for the territory of Hong Kong and Guangdong province. This new business operation will form the foundation of our future growth.

Review of Operations and Future Development

General review

The Group's principal activities during the financial period under review was the development, sale and distribution of 3D autostereoscopic display and 3D video wall.

Financial review

During the financial period under review, the Group has recorded revenue from operations of A$339,451 (2018: A$1,201,968) and recorded loss for the period of A$10,771,946 (2018: loss of A$2,470,826). The decrease in revenue of the 3D ASD display business and net loss for the six months ended June 30, 2019 was primarily due to the effect of the continued manufacturing and quality issues arising from our subcontract manufacturing factories in China. We are still testing a new manufacturing method which would improve the quality issues and to decrease the manufacturing default rates. We expect that the new manufacturing process will be successfully tested in first half of 2020, and we will then work with our manufacturing subcontractors to start commercial production under the new manufacturing process.

Integrated Media Technology Limited | Interim Report | June 30, 2019	Page 1 of 30

Directors' Report (Continued)

As of June 30, 2019, the Group has net assets of A$6,021,347. The non-current assets amounting to A$17,524,761 consist of fixed assets of A$1,707,894, right of use assets of A$1,434,170, intangible assets of A$10,909,916 and development projects A$3,472,781 after the goodwill was fully wtitten-off during the period.

During the period, the Company continued to pursue the research of ASD technology in support of our sales of 3D ASD products. Most of our operating expenditures incurred during the period were for research and product development which did not contribute any positive return to our bottom line. With the manufacturing issues of our subcontractors, we were not able to conclude many sales or pursue any media and advertising projects involving sizeable orders for 3D ASD displays. These factors contributed to the decline in revenue and the loss incurred by the Company during the period.

Going forward, the Company will seek to diversify from its 3D ASD business to electronic glass. The Company will seek funding to build or rent a facility for our electronic glass lamination lines in the first half of 2020. If we are successful in securing the funding in first half of 2020, then the Company will be positioned to deliver operational results in the electronic glass business in 2020. The Company will also conduct an overall review of our existing operations with a view to reduce operational costs and to focus on committing operating funds to businesses operations that can deliver sales.

The Company has received continuous financial support from our ultimate holding company and related companies associated with our major shareholder to fund the business operations in 2019. The Company will continue to discuss with our major shareholder and to seek his continual financial support, which may only be for short term funding purposes. In the longer term, the Company will need to seek funding from the capital and equity markets to support our capital expenditures and operations.

The Company will be reviewing potential acquisitions that can either add value to the Group or bring in steady revenue streams. The future development is dependent on the ability to have sufficient resources in funding, technology and human capital to execute the business plans.

On behalf of the Directors,

/S/ Con Unerkov

________________________

Con Unerkov

Director

December 30, 2019

Integrated Media Technology Limited | Interim Report | June 30, 2019	Page 2 of 30

Financial Report

The financial report covers Integrated Media Technology Limited ("IMTE") as a consolidated entity, consisting of Integrated Media Technology Limited and the entities it controlled. The financial report is presented in Australian dollars which is IMTE's functional currency.

The financial report consists of the condensed consolidated financial statements, notes to the condensed consolidated financial statements and the directors' declaration.

Integrated Media Technology Limited is a Nasdaq listed public company limited by shares, incorporated and domiciled in Australia, its registered office and the principal place of business are:

Registered Office and Principal Place of Business

Level 7, 420 King William Street

Adelaide SA 5000

A description of the nature of the Group's operations and its principal activities are included in the directors' report, which is not part of the financial report.

The financial report was authorized for issue, in accordance with a resolution of directors on December 30, 2019.

Integrated Media Technology Limited | Interim Report | June 30, 2019	Page 3 of 30

INTEGRATED MEDIA TECHNOLOGY LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

for the six months ended June 30, 2019 and 2018

		Group
		June 30 2019	June 30 2018
	Notes	A$	A$

Revenue, net	5	339,451	1,201,968
Cost of goods sold		(232,137)	(614,458)
		107,314	587,510

Interest income		90,406	1,274
Fair value change in derivative financial instruments		-	79,258
Other income	6	90,111	88,729
		287,831	756,771
EXPENSES
Employee benefit expenses		(2,010,474)	(806,154)
Depreciation and amortization		(1,696,130)	(905,484)
Professional and consulting expenses		(1,255,335)	(361,914)
Travel and accommodation expenses		(188,365)	(153,948)
Office expenses and supplies		(364,112)	(184,080)
Rental costs		(399,190)	(238,354)
Other operating expenses		(60,683)	(166,546)
Finance costs	7	(703,825)	(589,182)
Provision for impairment loss of goodwill		(4,486,301)	-
Total expenses		(11,164,415)	(3,405,662)

LOSS BEFORE INCOME TAX		(10,876,584)	(2,648,891)

Income tax credit	8(a)	104,638	178,065

LOSS FOR THE PERIOD		(10,771,946)	(2,470,826)

OTHER COMPREHENSIVE INCOME
Items that may be reclassified subsequently to profit or loss:
Exchange difference on translation of financial statements of overseas subsidiaries		171,542	602,841
Other comprehensive income for the period, net of tax		171,542	602,841

TOTAL COMPREHENSIVE LOSS FOR THE PERIOD		(10,600,404)	(1,867,985)

Loss for the period attributable to:
Owners of the Company		(10,207,840)	(2,470,382)
Non-controlling interests		(564,106)	(444)
		(10,771,946)	(2,470,826)

Total comprehensive loss for the period attributable to:
Owners of the Company		(10,049,297)	(1,864,876)
Non-controlling interests		(551,107)	(3,109)
		(10,600,404)	(1,867,985)

Loss per share
- Basic and diluted	10	(3.14)	(0.93)

The accompanying notes form part of these condensed consolidated financial statements.

Integrated Media Technology Limited | Interim Report | June 30, 2019	Page 4 of 30

INTEGRATED MEDIA TECHNOLOGY LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

as of June 30, 2019 and December 31, 2018

		Group
		June 30 2019	December 31 2018
	Notes	A$	A$
ASSETS
CURRENT ASSETS
Cash and bank balances		142,381	1,514,215
Inventories	11	1,870,236	1,394,065
Trade and other receivables	12	975,589	1,183,765
Other assets	13	1,441,349	1,908,269
Total current assets		4,429,555	6,000,314

NON-CURRENT ASSETS
Plant and equipment	14	1,707,894	729,480
Right of use assets	3	1,434,170	-
Intangible assets and goodwill	15	10,909,916	16,323,167
Development projects	16	3,472,781	2,980,113
Total non-current assets		17,524,761	20,032,760
TOTAL ASSETS		21,954,316	26,033,074

LIABILITIES
CURRENT LIABILITIES
Trade and other liabilities	17	721,201	690,362
Amounts due to related companies	18	6,294,029	2,303,141
Borrowings	19	1,793,607	1,708,875
Obligation under finance lease	20	19,027	18,123
Derivative financial instruments	21	126,868	-
Convertible bonds	22	3,915,947	-
Total current liabilities		12,870,679	4,720,501

NON-CURRENT LIABILITIES
Lease liabilities	3	1,886,045	-
Deferred tax liabilities	8(b)	1,146,661	1,244,814
Obligation under finance lease	20	29,584	39,169
Derivative financial instruments	21	-	126,095
Convertible bonds	22	-	3,280,744
Total non-current liabilities		3,062,290	4,690,822
TOTAL LIABILITIES		15,932,969	9,411,323

NET CURRENT (LIABILITIES)/ASSETS		(8,441,124)	1,279,813

NET ASSETS		6,021,347	16,621,751

CAPITAL AND RESERVES
Issued capital (no par value, 3,377,386 ordinary shares issued and outstanding as of June 30, 2019 and December 31, 2018)	23	18,902,029	18,902,029
Foreign currency translation reserves	24	787,926	629,383
Other reserves	24	4,959,089	4,959,089
Accumulated losses		(20,884,553)	(10,676,713)
Equity attributable to owners of the Company		3,764,491	13,813,788
Non-controlling interests		2,256,856	2,807,963
TOTAL EQUITY		6,021,347	16,621,751

The accompanying notes form part of these condensed consolidated financial statements.

Integrated Media Technology Limited | Interim Report | June 30, 2019	Page 5 of 30

INTEGRATED MEDIA TECHNOLOGY LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to Owners of the Company					Non-Controlling Interests	Total Equity
GROUP	Issued Capital	Retained Earnings / (Accumulated Losses)	Foreign Currency Translation Reserve (Note 24(a))	Other reserves (Note 24(b))	Total
	A$	A$	A$	A$	A$	A$	A$

Balance at January 1, 2019	18,902,029	(10,676,713)	629,383	4,959,089	13,813,788	2,807,963	16,621,751

Loss for the period	-	(10,207,840)	-	-	(10,207,840)	(564,106)	(10,771,946)
Other comprehensive income, net of tax	-	-	158,543	-	158,543	12,999	171,542
Total comprehensive income / (loss) for the period	-	(10,207,840)	158,543	-	(10,049,297)	(551,107)	(10,600,404)

Balance at June 30, 2019	18,902,029	(20,884,553)	787,926	4,959,089	3,764,491	2,256,856	6,021,347

The accompanying notes form part of these condensed consolidated financial statements.

Integrated Media Technology Limited | Interim Report | June 30, 2019	Page 6 of 30

INTEGRATED MEDIA TECHNOLOGY LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

for the six months ended June 30, 2019 and 2018

		Group
		June 30 2019	June 30 2018
	Notes	A$	A$

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss before tax		(10,876,584)	(2,648,891)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization		1,696,130	905,484
Fair value change in derivative financial instruments		-	(79,258)
Loss on disposal of plant and equipment		-	1,224
Interest accrued for lease liabilities		57,556	-
Interest accrued for convertible bonds		608,386	396,773
Net cash flows from changes in working capital	28	244,813	(1,098,839)
Provision for impairment loss of goodwill		4,486,301	-
NET CASH USED IN OPERATING ACTIVITIES		(3,783,398)	(2,523,507)

CASH FLOWS FROM INVESTING ACTIVITIES
Development expenditure		(471,497)	(958,520)
Payments for intangible assets		(7,283)	(23,061)
Payments for plant and equipment		(1,193,474)	(5,913)
NET CASH OUTFLOWS USED IN INVESTING ACTIVITIES		(1,672,254)	(987,494)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds / (Repayment) of advances from / (to) related parties		4,003,072	(3,486,977)
Proceeds from bank borrowings		90,049	-
Repayment of obligation under finance lease		(8,934)	(7,821)
Proceeds from issuance of convertible bonds by a subsidiary		-	3,769,470
Proceeds from shares to be issued		-	1,891,450
NET CASH INFLOWS PROVIDED BY FINANCING ACTIVITIES		4,084,187	2,166,122
NET DECREASE IN CASH AND CASH EQUIVALENTS		(1,371,465)	(1,344,879)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF PERIOD		619,705	2,070,072
Effect of exchange rate changes on cash and cash equivalents		10,934	32,924

CASH AND CASH EQUIVALENTS AT END OF PERIOD		(740,826)	758,117

Analysis of cash and cash equivalents:

Cash and bank balances		142,381	1,510,406
Bank overdraft	19	(883,207)	(752,289)
Cash and cash equivalents		(740,826)	758,117

The accompanying notes form part of these condensed consolidated financial statements.

Integrated Media Technology Limited | Interim Report | June 30, 2019	Page 7 of 30

INTEGRATED MEDIA TECHNOLOGY LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	BASIS OF PREPARATION OF CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The condensed consolidated financial statements are general purpose financial statements, which have been prepared in accordance with International Financial Reporting Standards ("IFRSs") IAS 34 "Interim Financial Reporting".

The condensed consolidated financial statements do not include all the notes of the type normally included in annual financial statements. Accordingly, these condensed consolidated financial statements are to be read in conjunction with the annual report for the financial year ended December 31, 2018 and any public announcements made by Integrated Media Technology Limited during the interim reporting period.

The condensed consolidated financial statements have been prepared on the accrual basis and are based on historical cost modified by the revaluation of selected non-current assets, financial assets and financial liabilities for which the fair value basis of accounting has been applied.

This is the first set of the Group's financial statements in which IFRS 16 has been applied.

The Group incurred a net loss of A$10,771,946 (2018: loss of A$2,470,826) during the six months ended June 30, 2019 and, as of that date, the Group's current liabilities exceeded its current assets by A$8,441,124. These conditions indicate the existence of a material uncertainty that may cast significant doubt on the Group's ability to continue as a going concern.

Going Concern

The Company’s consolidated financial statements are prepared using International Financial Reporting Standards as issued by the International Accounting Standards Board applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has not yet established an ongoing source of revenue sufficient to cover its operating costs and allow it to continue as a going concern. As of June 30, 2019, the Company had accumulated losses of A$20,884,553 and generated a net loss for the six months ended June 30, 2019 of A$10,771,946 and used cash in operating activities in the amount of A$3,783,398. The ability of the Company to continue as a going concern is dependent on the Company obtaining adequate capital to fund operating losses until it becomes profitable. If the Company is unable to obtain adequate capital, it could be forced to cease or reduce its operations.

In order to continue as a going concern, the Company will need continual short term borrowings from our related companies for our working and operating capital. In the longer term, the Company is dependent upon its ability, and will continue to attempt, to secure additional equity and/or debt financing until the Company can earn revenue and realize positive cash flow from its operations.

There are no assurances that the Company will be successful in earning revenue and realizing positive cash flow from its operations. Without sufficient financing it would be unlikely that the Company will continue as a going concern.

Based on the Company’s current rate of cash outflows, cash on hand and short term borrowings from related companies, management believes that its current cash may not be sufficient to meet the anticipated cash needs for working capital for the next twelve months.

Integrated Media Technology Limited | Interim Report | June 30, 2019	Page 8 of 30

INTEGRATED MEDIA TECHNOLOGY LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	BASIS OF PREPARATION OF CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The Company’s plans with respect to its liquidity issues include, but are not limited to, the following:

1)	Continue to raise financing through the sale of its equity and/or debt securities;

2)	Seek additional capital in the public equity markets to continue its operations as it rolls out its current products in development, respond to competitive pressures, develop new products and services, and support new strategic partnerships. The Company is currently evaluating additional equity financing opportunities and may execute them when appropriate. However, there can be no assurances that the Company can consummate such a transaction, or consummate a transaction at favorable pricing.

The ability of the Company to continue as a going concern is dependent upon its ability to successfully accomplish the plans described in the preceding paragraph and eventually secure other sources of financing and achieve profitable operations. These consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, or amounts and classification of liabilities that might result from this uncertainty.

The principal accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period, unless otherwise stated.

The consolidated financial statements of the Group are presented in Australian Dollars ("A$"), unless otherwise stated.

New, revised or amended Accounting Standards and Interpretations adopted

The IASB has issued a number of new IFRSs and amendments to IFRSs that are first effective for the current accounting period of the Group. Of these, the following developments are relevant to the Group's consolidated financial statements:

(i)	IFRS 16 Leases

IFRS 16 Leases was issued in January 2016 and is effective as of January 1, 2019, replacing IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17. The standard includes two recognition exemptions for lessees – leases of ‘low-value’ assets (e.g., personal computers) and short-term leases (i.e., leases with a lease term of twelve months or less). At the commencement date of a lease, a lessee will recognize a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right-of-use asset). Lessees will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the right-of-use assets. The impacts on the Group’s consolidated financial statements are described in Note 3(C).

Integrated Media Technology Limited | Interim Report | June 30, 2019	Page 9 of 30

INTEGRATED MEDIA TECHNOLOGY LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	BASIS OF PREPARATION OF CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(ii)	IFRIC 23 Uncertainty Over Income Tax Treatments

IFRIC 23 Uncertainty Over Income Tax Treatments clarifies how to apply the recognition and measurement requirements in IAS 12 when there is uncertainty over income tax treatments. It is effective for annual periods beginning on or after January 1, 2019. The adoption of the Interpretation had no material impact on the Group’s consolidated financial statements.

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period.

2.	USE OF JUDGEMENTS AND ESTIMATES

In preparing these interim condensed consolidated financial statements, management has made judgements and estimates that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

The significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual financial statements, except for the new significant judgements related to lessee accounting under IFRS 16, which are described in Note 1(i).

3.	CHANGES IN SIGNIFICANT ACCOUNTING POLICIES

Except as described below, the accounting policies applied in these interim condensed consolidated financial statements are the same as those applied in the last annual financial statements

The changes in accounting policies are also expected to be reflected in the Group’s consolidated financial statements as at and for the year ending December 31, 2019.

The Group has initially adopted IFRS 16 Leases from January 1, 2019. A number of other new standards are effective from January 1, 2019 but they do not have a material effect on the Group’s consolidated financial statements.

IFRS 16 introduced a single, on-balance sheet accounting model for lessees. As a result, the Group, as a lessee, has recognized right-of-use assets representing its rights to use the underlying assets and lease liabilities representing its obligation to make lease payments. Lessor accounting remains similar to previous accounting policies.

The Group has applied IFRS 16 as of January 1, 2019. Accordingly, the comparative information presented for 2018 has not been restated - i.e. it is presented, as previously reported, under IAS 17 and related interpretations. The details of the changes in accounting policies are disclosed below.

Integrated Media Technology Limited | Interim Report | June 30, 2019	Page 10 of 30

INTEGRATED MEDIA TECHNOLOGY LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

3.	CHANGES IN SIGNIFICANT ACCOUNTING POLICIES (Continued)

A	Definition of a lease

Previously, the Group determined at contract inception whether an arrangement was or contained a lease under IFRIC 4 Determining Whether an Arrangement contains a Lease. The Group now assesses whether a contract is or contains a lease based on the new definition of a lease. Under IFRS 16, a contract is, or contains, a lease if the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.

On transition to IFRS 16, the Group elected to apply the practical expedient to grandfather the assessment of which transactions are leases. It applied IFRS 16 only to contracts that were previously identified as leases. Contracts that were not identified as leases under IAS 17 and IFRIC 4 were not reassessed. Therefore, the definition of a lease under IFRS 16 has been applied only to contracts entered into or changed on or after January 1, 2019.

At inception or on reassessment of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease and non-lease component on the basis of their relative stand-alone prices. However, for leases of properties in which it is a lessee, the Group has elected not to separate non-lease components and will instead account for the lease and non- lease components as a single lease component.

B	As a lessee

The Group leases many assets, including properties, production equipment and IT equipment.

As a lessee, the Group previously classified leases as operating or finance leases based on its assessment of whether the lease transferred substantially all of the risks and rewards of ownership. Under IFRS 16, the Group recognizes right-of-use assets and lease liabilities for most leases - i.e. these leases are on-balance sheet.

However, the Group has elected not to recognize right-of-use assets and lease liabilities for some leases of low-value assets (e.g. IT equipment). The Group recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

The Group presents right-of-use assets that do not meet the definition of investment property in ‘plant and equipment’, the same line item as it presents underlying assets of the same nature that it owns. Right-of-use assets that meet the definition of investment property are presented within investment property. The carrying amounts of right-of-use assets are as below. The movements in these right-of-use assets are set out in Note 3 (ii) below.

Property
A$
Balance at January 1, 2019	1,106,486

Balance at June 30, 2019	1,434,170

Integrated Media Technology Limited | Interim Report | June 30, 2019	Page 11 of 30

INTEGRATED MEDIA TECHNOLOGY LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

3.	CHANGES IN SIGNIFICANT ACCOUNTING POLICIES (Continued)

i)	Significant accounting policies

The Group recognizes right-of-use assets and lease liabilities at the lease commencement date. The right-of-use assets are initially measured at discounted cost using the Group’s incremental borrowing rate, and subsequently at discounted cost less any accumulated depreciation and impairment losses, and adjusted for certain remeasurements of the lease liability.

When a right-of-use asset meets the definition of investment property, it is presented in investment property. The right-of-use asset is initially measured at cost, and subsequently measured at fair value, in accordance with the Group’s accounting policies.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate.

The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or as appropriate, changes in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

The Group has applied judgement to determine the lease term for some lease contracts in which it is a lessee that include renewal options. The assessment of whether the Group is reasonably certain to exercise such options impacts the lease term, which significantly affects the amount of lease liabilities and right-of-use assets recognized.

ii)	Transition

Previously, the Group classified property leases as operating leases under IAS 17. These include warehouse and factory facilities. The leases typically run for a period of 10 years. Some leases include an option to renew the lease for an additional five years after the end of the non-cancellable period. Some leases provide for additional rent payments that are based on changes in local price indices.

At transition, for leases classified as operating leases under IAS 17, lease liabilities were measured at the present value of the remaining lease payments, discounted at the Group’s incremental borrowing rate as at January 1, 2019. Right-of-use assets are measured at either:

-	their carrying amount as if IFRS 16 had been applied since the commencement date, discounted using the lessee’s incremental borrowing rate at the date of initial application - the Group applied this approach to its largest property lease; or
-	an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments – the Group applied this approach to all other leases

Integrated Media Technology Limited | Interim Report | June 30, 2019	Page 12 of 30

INTEGRATED MEDIA TECHNOLOGY LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

3.	CHANGES IN SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Group used the following practical expedients when applying IFRS 16 to leases previously classified as operating leases under IAS 17.

-	Applied the exemption not to recognize right-of-use assets and liabilities for leases with less than 12 months of lease term
-	Excluded initial direct costs from measuring the right-of-use asset at the date of initial application
-	Used hindsight when determining the lease term if the contract contains options to extend or terminate the lease.

The Group leases a number of items of production equipment. These leases were classified as finance leases under IAS 17. For these finance leases, the carrying amount of the right-of-use asset and the lease liability at January 1, 2019 were determined at the carrying amount of the lease asset and lease liability under IAS 17 immediately before that date.

C	Impacts on financial statements

i)	Impact on transitio

On transition to IFRS 16, the Group recognized additional right-of-use assets and additional lease liabilities. The impact on transition is summarized below.

January 1, 2019
A$
Right-of-use assets	1,106,486

Lease liabilities	1,106,486

When measuring lease liabilities for leases that were classified as operating leases, the Group discounted lease payments using its incremental borrowing rate at January 1, 2019. The weighted- average rate applied is 6%.

A$

Operating lease commitments at December 31, 2018 as disclosed in the Group’s consolidated financial statements	1,333,260

Net present value of lease commitments / liabilities at January 1, 2019	1,106,486

Finance lease liabilities recognized as at December 31, 2018	57,292
- Recognition exemption for leases of low-value assets	-
- Recognition exemption of leases with less than 12 months of lease term at transition	-
- Extension options reasonably certain to be exercised	-
Lease liabilities recognized at January 1, 2019	1,163,778

Integrated Media Technology Limited | Interim Report | June 30, 2019	Page 13 of 30

INTEGRATED MEDIA TECHNOLOGY LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

3.	CHANGES IN SIGNIFICANT ACCOUNTING POLICIES (Continued)

ii)	Impacts for the period

Right of use assets

Property
A$
As at January 1, 2019 – remark 1	1,106,486
During the period
Addition – remark 2	718,986
Depreciation	(394,793)
Exchange difference	3,491
Balance at June 30, 2019	1,434,170

Remark:

1.	As a result of initially applying IFRS 16, in relation to the leases that were previously classified as operating leases, the Group recognized A$859,255 of right-of-use assets and A$1,127,938 of lease liabilities as at June 30, 2019.

2.	During the six months ended June 30, 2019, the Group entered into a new lease agreement for rental of property for two years. The Group makes fixed monthly payments. On lease commencement, the Group recognized A$718,986 of right-of-use assets and lease liabilities.

Also in relation to those leases under IFRS 16, the Group has recognized depreciation and interest costs, instead of operating lease expense. During the six months ended June 30, 2019, the Group recognized A$394,793 of depreciation charges and A$57,556 of interest costs from these leases.

For the impact of IFRS 16 on segment information and earnings before interest, tax, depreciation and amortization ("EBITDA"), see Note 4 respectively.

Integrated Media Technology Limited | Interim Report | June 30, 2019	Page 14 of 30

INTEGRATED MEDIA TECHNOLOGY LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

4.	OPERATING SEGMENTS

Operating segments have been determined on the basis of reports reviewed by the executive director. The executive director is considered to be the chief operating decision maker of the Group. The executive director considers that the Group has assessed and allocated resources on this basis. The executive director considers that the Group has three operating segments for the period ended June 30, 2019 (2018: four), being (1) the development, sale and distribution of autostereoscopic 3D displays, conversion equipment, software and provision of technology solutions, (2) provision of consultancy services, and (3) corporate. In the prior period, the Group had the same operating segments as in 2019 but also included another operating segment: the sale and distribution of audio products which was disposed in December 2018.

The executive director reviews EBITDA. The accounting policies adopted for internal reporting to the executive director are consistent with those adopted in the condensed consolidated financial statements.

The information reported to the executive director is on at least a monthly basis.

Intersegment transaction

There are no intersegment transactions. There are no intersegment sales, receivables, payables and loans.

Operating segment information

	Sales and distribution of 3D displays (Remark 1)	Sales and distribution of audio products (Remark 2)	Consultancy services	Corporate	Total
Consolidated - 2019	A$	A$	A$	A$	A$
For the six months ended June 30, 2019 Revenue
Sales to external customers	322,210	-	17,241	-	339,451
Intersegment sales	-	-	-	-	-
Total sales revenue	322,210	-	17,241	-	339,451
Other revenue	17,903	-	-	162,614	180,517
Total revenue	340,113	-	17,241	162,614	519,968

EBITDA					(4,784,559)
Depreciation & amortization					(1,696,130)
Provision for impairment loss of goodwill					(4,486,301)
Interest income					90,406
Loss before income tax					(10,876,584)
Income tax credit					104,638
Loss after income tax					(10,771,946)

As at June 30, 2019 Assets
Segment assets	22,962,813	-	(7,066)	(957,609)	21,998,138
Liabilities
Segment liabilities	10,521,695	-	26,600	5,428,496	15,976,791

Integrated Media Technology Limited | Interim Report | June 30, 2019	Page 15 of 30

INTEGRATED MEDIA TECHNOLOGY LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

4.	OPERATING SEGMENTS (Continued)

	Sales and distribution of 3D displays (Remark 1)	Sales and distribution of audio products (Remark 2)	Consultancy services	Corporate	Total
Consolidated - 2018	A$	A$	A$	A$	A$
For the six months ended June 30, 2018 Revenue
Sales to external customers	1,149,894	31,778	20,296	-	1,201,968
Intersegment sales	-	-	-	-	-
Total sales revenue	1,149,894	31,778	20,296	-	1,201,968
Other revenue	89,965	12	-	79,284	169,261
Total revenue	1,239,859	31,790	20,296	79,284	1,371,229

EBITDA					(1,744,681)
Depreciation & amortization					(905,484)
Provision for impairment loss of goodwill					-
Interest income					1,274
Profit before income tax					(2,648,891)
Income tax					178,065
Profit after income tax					(2,470,826)
As at December 31, 2018 Assets
Segment assets	11,674,848	-	35,610	14,322,616	26,033,074

Liabilities
Segment liabilities	2,797,393	-	(688,268)	7,302,198	9,411,323

Remark

1. Development, sale and distribution of 3D displays, conversion equipment, software and provision of technology solutions.

2. This operating segment was disposed in December 2018.

5.	REVENUE

	Group
	Period Ended June 30 2019	Period Ended June 30 2018
	A$	A$

Development, sales and distribution of autostereoscopic 3D products and conversion equipment	322,210	1,136,197
Sales of software and technology solutions	-	13,730
Sales and distribution of audio products	-	31,745
Consultancy and other services income	17,241	20,296
	339,451	1,201,968

Integrated Media Technology Limited | Interim Report | June 30, 2019	Page 16 of 30

INTEGRATED MEDIA TECHNOLOGY LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

6.	OTHER INCOME
	Group
	Period Ended June 30 2019	Period Ended June 30 2018
	A$	A$

Government grant	72,269	88,518
Sundry income	17,842	211
	90,111	88,729

7.	FINANCE COSTS

	Group
	Period Ended June 30 2019	Period Ended June 30 2018
	A$	A$

Bank overdraft and borrowing interest	36,640	20,746
Interest on lease liabilities	57,556	-
Interest on finance lease liabilities	1,243	1,555
Interest charged by the ultimate holding company	-	170,108
Interest on convertible bonds	608,386	396,773
	703,825	589,182

8.	INCOME TAX CREDIT

	Group
	Period Ended June 30 2019	Period Ended June 30 2018
	A$	A$

Current tax expense	-	(72,936)
Deferred tax benefit	104,638	251,001
Income tax credit – Note 8(a)	104,638	178,065

(a)	The prima-facie tax on loss before income tax is reconciled to the income tax benefit / (expense) as follows:

	Period Ended June 30 2019	Period Ended June 30 2018
	A$	A$
Numerical reconciliation of income tax benefit / (expense) to prima facie tax payable
Loss before income tax	(10,876,584)	(2,648,891)

Income tax benefit on loss before income tax at 30%	3,262,975	794,667
Difference in overseas tax rates	(1,845,460)	(311,453)
Add / (less) the tax effect of:
Tax losses and temporary differences for the period for which no deferred tax is recognized	(1,312,877)	(251,497)
Expenses not deductible for tax purposes	-	(33,986)
Utilization of tax losses during the period	-	(19,666)
Income tax expense	104,638	178,065

Integrated Media Technology Limited | Interim Report | June 30, 2019	Page 17 of 30

INTEGRATED MEDIA TECHNOLOGY LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

8.	INCOME TAX EXPENSES (Continued)

(b)	Deferred tax assets / (liabilities) arising from temporary differences and unused tax losses can be summarized as follows:

	June 30 2019	December 31 2018
	A$	A$

Balance brought forward	(1,244,814)	(1,586,309)
Temporary differences derecognized	104,638	404,204
Release of disposal of subsidiaries	-	65,232
Exchange rate difference	(6,485)	(127,941)
Total	(1,146,661)	(1,244,814)

9.	DIVIDENDS

No dividends were declared and paid during the six months ended June 30, 2019 (2018: Nil).

10.	EARNINGS PER SHARE

The earnings (loss) per share was calculated based on the weighted average of 3,377,386 (2018: 2,643,611) shares outstanding during the financial period.

11.	INVENTORIES

Inventories consist of the following:

	Group
	June 30 2019	December 31 2018
	A$	A$

Raw materials	1,364,648	1,216,298
Finished goods – displays and other products	605,588	277,767
Provision for inventories obsolescence	(100,000)	(100,000)
Total, net of allowance for inventories	1,870,236	1,394,065

12.	TRADE AND OTHER RECEIVABLES

	Group
	June 30 2019	December 31 2018
	A$	A$

Trade receivables	1,015,007	1,086,161
Other receivables	85,110	222,132
	1,100,117	1,308,293
Less: Allowances for doubtful debts	(124,528)	(124,528)
	975,589	1,183,765

Integrated Media Technology Limited | Interim Report | June 30, 2019	Page 18 of 30

INTEGRATED MEDIA TECHNOLOGY LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

13.	OTHER ASSETS

	Group
	June 30 2019	December 31 2018
	A$	A$
Prepayments	559,492	432,387
Trade deposits	665,403	559,683
Other deposits	212,867	874,840
GST receivable	3,587	41,359
	1,441,349	1,908,269

14.	PROPERTY, PLANT AND EQUIPMENT

	Leasehold Improvement	Office Furniture and Equipment	Motor Vehicle	Total
	A$	A$	A$	A$

At December 31, 2018
Cost	731,794	2,290,643	68,170	3,090,607
Accumulated depreciation	(643,317)	(1,710,235)	(7,575)	(2,361,127)
Net book amount	88,477	580,408	60,595	729,480
Six months ended June 30, 2019
Opening net book amount	88,477	580,408	60,595	729,480
Additions	3,650	1,189,824	-	1,193,474
Depreciation expense	(15,366)	(245,532)	(22,863)	(283,761)
Exchange difference	543	67,786	372	68,701
Closing net book amount	77,304	1,592,486	38,104	1,707,894

At June 30, 2019
Cost	735,444	3,480,467	68,170	4,284,081
Accumulated depreciation	(658,683)	(1,955,767)	(30,438)	(2,644,888)
Exchange difference	543	67,786	372	68,701
Net book amount	77,304	1,592,486	38,104	1,707,894

The Group leases a motor vehicle under non-cancellable finance lease agreement. The lease term is five years, and ownership of the asset lies within the Group.

Integrated Media Technology Limited | Interim Report | June 30, 2019	Page 19 of 30

INTEGRATED MEDIA TECHNOLOGY LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

15.	INTANGIBLE ASSETS AND GOODWILL

	Goodwill	Autostereo- scopic 3D Display Technologies and Knowhow	Patents and Trademark	Software and Licence	Total
	A$	A$	A$	A$	A$

At December 31, 2018
Cost	14,421,604	14,710,435	1,288,146	518,165	30,938,350
Accumulated amortization	-	(4,248,763)	(341,868)	(71,241)	(4,661,872)
Provision for impairment	(9,953,311)	-	-	-	(9,953,311)
At December 31, 2018	4,468,293	10,461,672	946,278	446,924	16,323,167

Six months ended June 30, 2019 Opening net book amount	4,468,293	10,461,672	946,278	446,924	16,323,167
Additions	-	-	-	7,283	7,283
Amortization expense	-	(892,378)	(64,465)	(57,081)	(1,013,924)
Provision for impairment	(4,486,301)	-	-	-	(4,486,301)
Exchange difference	18,008	54,355	5,135	2,193	79,691
Closing net book amount	-	9,623,649	886,948	399,319	10,909,916

At June 30, 2019
Cost	14,500,661	14,800,663	1,295,099	528,707	31,125,130
Accumulated amortization	-	(5,177,014)	(408,151)	(129,388)	(5,714,553)
Provision for impairment	(14,500,661)	-	-	-	(14,500,661)
Net book amount	-	9,623,649	886,948	399,319	10,909,916

The technology and software applied to develop the autostereoscopic 3D display technologies was included with the acquisition of Marvel Digital Limited on September 30, 2015 and was revalued to fair value at that time by an independent valuer.

For the above goodwill and autostereoscopic 3D display technologies and knowhow at the reporting period end, the management has considered the recoverable amount of the corresponding cash generating unit which has been determined by a value-in-use calculation. The key assumptions for the value in use calculations are those regarding the discount rates, growth rates and expected changes in gross margin of the products and services. Management estimates discount rates that reflect current market assessments of the time value of money and the risks specific to the cash generating unit. The growth rates are based on industry growth forecasts. Changes in gross margin are based on past practices and expectations of future changes in the market. The Group performed impairment review for the goodwill, based on the cash flow forecast derived from the most recent financial budgets and estimated future cash flows for the following five years as approved by management and using a discount rate of 20% (2018: 20%). The present value of future cash flows has been calculated using projected cash flows approved by the board covering year one. The present value of future cash flows for years two to five have been calculated using average growth rates of approximately 70%. The recoverable amount of the corresponding cash generating unit from our value-in-use calculation is estimated to be approximately A$20,274,000, which was exceeded by the carrying amount of intangible assets and goodwill. Based on the results of impairment review and value-in-use assessment, the management considered that the goodwill and intangible assets have suffered an impairment loss and provision of impairment for goodwill for the period of A$4,486,301 (2018 year end : A$9,953,311).

Integrated Media Technology Limited | Interim Report | June 30, 2019	Page 20 of 30

INTEGRATED MEDIA TECHNOLOGY LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

16.	DEVELOPMENT PROJECTS
A$

At December 31, 2018
Cost	2,980,113
Accumulated impairment losses	-
At December 31, 2018	2,980,113

Six months ended June 30, 2019 Opening net book amount	2,980,113
Additions	471,497
Exchange difference	21,171
Closing net book amount	3,472,781

At June 30, 2019
Cost	3,472,781
Accumulated impairment losses	-
Net book amount	3,472,781

Development projects represent the development costs directly attributable to and incurred for several internal technology projects of the Group which are in cooperation with the universities and professional technology institutions in Hong Kong for developing innovative technology to be applied in the existing and new 3D related products of the Group. Cost model is applied for development projects which require these assets to be carried at cost less any accumulated impairment losses. The Group had performed impairment review for the development projects at the reporting period end and there was no indication that the development projects have suffered an impairment loss.

17.	TRADE AND OTHER LIABILITIES

	Group
	June 30 2019	December 31 2018
	A$	A$

Trade payables	142,410	24,275
Accruals	435,781	593,245
Provision for employee benefits	59,016	54,320
VAT payable	57,074	-
Trade deposit receipts	26,920	18,522
	721,201	690,362

Integrated Media Technology Limited | Interim Report | June 30, 2019	Page 21 of 30

INTEGRATED MEDIA TECHNOLOGY LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

18.	AMOUNTS DUE TO RELATED COMPANIES

	Group
	June 30 2019	December 31 2018
	A$	A$

Amounts due to related companies (i)	5,729,672	2,130,368
Amounts due to ultimate holding company - net (ii)	564,357	172,773
	6,294,029	2,303,141

(i) The amounts due to related companies include loans of A$5,134,656 (HK$28,200,000) (December 31, 2018: A$1,664,924 (HK$9,200,000)) which are non-interests bearing, unsecured and payable on March 31, 2020, after an extension of the repayment date on these loans were made from September 30, 2019 to March 31, 2020. All the other amounts of the A$595,016 (HK$3,267,882) (December 31, 2018: A$465,444 (HK$2,571,940)) due to related companies are unsecured, non-interest bearing and repayable on demand.

(ii) In 2018, the Group entered into two loans with Marvel Finance Limited ("MFL") where the Group lend approximately a total of A$2,117,349 (HK$11,700,000) to MFL. One loan of A$1,085,820 (HK$6,000,000) bears interest at 10% per annum and the second loan of A$1,031,529 (HK$5,700,000) bears interests at 5% per annum. Both loans are unsecured and repayable on September 30, 2019. During the period the Group earned interest income of A$90,334 (HK$501,577) from these two loans. (see note 27)

As at June 30, 2019 MFL owed to the Group A$1,001,727 (HK$5,501,577) (December 31, 2018: A$1,936,379 (HK$10,700,000)) in respect of these two loans, and the Group owed MFL A$1,566,084 (HK$8,601,076) for a net balance of A$564,357 (HKD3,099,499). The advances from the Group to MFL are non-interest bearing and repayable on demand.

On September 30, 2019 these two loans above were fully settled by a set off against the advance from the Group to MFL.

Integrated Media Technology Limited | Interim Report | June 30, 2019	Page 22 of 30

INTEGRATED MEDIA TECHNOLOGY LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

19.	BORROWINGS
	Group
	June 30 2019	December 31 2018
	A$	A$

Bank overdraft, unsecured	883,207	894,510
Bank borrowings, unsecured	910,400	814,365
	1,793,607	1,708,875

Bank overdraft and borrowings carry interest at an annual interest rate of 4.1 % over the one month HIBOR.

As at June 30, 2019, the Group had total banking facilities of A$1,820,800 (2018: A$1,809,700) of which A$1,793,607 (2018: A$1,708,875) were utilized.

The Company was required to pay interest portion of the bank borrowing on a monthly basis and the two withdrawn principals, A$452,425 and A$361,940 on September 28, 2019 and October 15, 2019 respectively. During the period, the Group received a further principal drawdown of A$91,040 and paid an interest expenses of A$36,640 in respect to these bank borrowings.

The unsecured bank overdraft and bank borrowings are guaranteed by our director, Dr. Herbert Ying Chiu LEE. The Company complied with all bank covenants and related capital requirements during the period under review in 2019 and 2018.

Integrated Media Technology Limited | Interim Report | June 30, 2019	Page 23 of 30

INTEGRATED MEDIA TECHNOLOGY LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

20.	OBLIGATION UNDER FINANCE LEASE

The Group’s finance lease liability was repayable as follows:

	Group
	June 30 2019	December 31 2018
	A$	A$

Within one year	19,027	18,123
Two to five years	29,584	39,169
	48,611	57,292
Less: Amount due within one year shown under current liabilities	(19,027)	(18,123)
Amount due after one year	29,584	39,169

Gross finance lease liability – minimum lease payments
No later than one year	20,578	20,453
Later than one year and no later than five years	41,152	51,131
	61,730	71,584
Future finance charges on finance lease	(13,119)	(14,292)
Present value of finance lease liability	48,611	57,292

Obligation under finance lease carry interest rates of 2.5% per annum.

21.	DERIVATIVE FINANCIAL INSTRUMENTS

	Group
	June 30 2019	December 31 2018
	A$	A$
Derivative financial liabilities
- Put option liability embedded in the convertible bonds issued (Note 22)	126,095	772,112
- Fair value change in derivative financial instruments during the six months ended June 30, 2019 / year ended December 31, 2018	-	(709,543)
- Exchange difference	773	63,526
Carrying value as at period end	126,868	126,095

In connection with the Convertible Bonds as disclosed in Note 22, a Put Option Deed was entered into between the Company and the Bondholder whereby the Bondholder can exercise an option, during the Put Option Exercise Period (means the period of seven days commencing from the day immediately after the date falling two years from the conversion date of the Convertible Bonds or such other date as agreed by the Company and the Bondholder in writing), to have the Company repurchase the MDL Shares converted by the Bondholder at the principal amount of the converted Convertible Bonds.

As of June 30, 2019, the directors have reviewed the fair value calculation of the derivative financial instruments and determined that the fair value would not be significantly different from the value calculated using the Binomial Option Pricing Model as of December 31, 2018. The Company will perform an independent valuation on the derivative financial instruments during the year ended December 31.

Integrated Media Technology Limited | Interim Report | June 30, 2019	Page 24 of 30

INTEGRATED MEDIA TECHNOLOGY LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

22.	CONVERTIBLE BONDS

	Group
	June 30 2019	December 31 2018
	A$	A$
Face value of convertible bonds issued on January 3, 2018	3,769,470	3,769,470
Equity component	(535,948)	(535,948)
Derivatives embedded in the convertible bonds issued (Note 21)	(772,112)	(772,112)
Liability component on initial recognition at January 3, 2018	2,461,410	2,461,410
Interest accrued but not yet paid for the year ended 2018	536,216	-
Interest accrued at effective interest rate during the six months ended June 30, 2019 / year ended December 31, 2018	608,386	930,276
Interest paid during the six months ended June 30, 2019 / year ended December 31, 2018	-	(394,060)
Exchange difference	309,935	283,118
Carrying value as at period end	3,915,947	3,280,744

On January 3, 2018, the Group entered into the following agreements in connection with the issue of HK$23 million (equivalent to approximately A$3.8 million) Convertible Bonds ("Convertible Bonds"): (i) Subscription Agreement between Marvel Digital Limited, a wholly-owned subsidiary of the Company (the "Issuer" or "MDL") and an independent third party entity ("Bondholder") for the Convertible Bonds, (ii) Deed of Guarantee between the Company and the Bondholder to guarantee the payment obligations under the Convertible Bonds and (iii) Put Option Deed between the Company and the Bondholder to repurchase any converted MDL Shares as described below. On the same date, pursuant to the Subscription Agreement, the Convertible Bonds were issued by MDL to the Bondholder as all the terms and conditions in respect of the subscription of the Convertible Bonds were complied with and fulfilled.

Pursuant to the terms of the Convertible Bonds, the Convertible Bonds are convertible in the circumstances set out therein into 75,000 ordinary shares of MDL ("MDL Shares") at a conversion price of HK$306.67 per share, which is equivalent to 20% of the enlarged issued share capital of MDL as of the date of the above Subscription Agreement. The Bondholder will have the right to convert the whole of their Convertible Bonds into ordinary shares of MDL at any time during the period from January 3, 2018 to January 2, 2020. The period may be extended to a further twelve months subject to the mutual agreement among MDL, the Company and Bondholder. Unless previously redeemed or converted, the Convertible Bonds will be redeemed at 100% of their principal amount on the maturity date which is two years from the Convertible Bonds issue date.

In connection with the Convertible Bonds, the Company also entered into a Deed of Guarantee to guarantee the due and punctual performance and observance by the Issuer of its payment obligations of the bond principal and interest under the Convertible Bonds until all the guaranteed obligations have been fully satisfied, discharged or paid in full. A Put Option Deed was also entered into between the Company and the Bondholder whereby the Bondholder can exercise an option, during the Put Option Exercise Period as defined in Note 21, to have IMTE repurchase the MDL Shares converted by the Bondholder at the principal amount of the converted Convertible Bonds.

Integrated Media Technology Limited | Interim Report | June 30, 2019	Page 25 of 30

INTEGRATED MEDIA TECHNOLOGY LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

23.	ISSUED CAPITAL

(a)	Share capital
Company
	June 30, 2019		December 31, 2018

	Number of shares	A$	Number of shares	A$
Ordinary Shares fully paid	3,377,386	18,902,029	3,377,386	18,902,029

(b)	Movements in share capital
	Number of Shares	A$

June 30, 2019 and December 31, 2018	3,377,386	18,902,029

There is only one class of share on issue being ordinary fully paid shares. Holders of ordinary shares are treated equally in all respects regarding voting rights and with respect to the participation in dividends and in the distribution of surplus assets upon a winding up. The fully paid ordinary shares have no par value.

(c)	Options on issue

There were no share options issued and outstanding during and at the end of the financial period.

24.	RESERVES

(a)	The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations to Australian dollars.

(b)	Other reserves represent reserve on equity component of convertible bonds (Note 22) and the capital injection by non-controlling interest.

Integrated Media Technology Limited | Interim Report | June 30, 2019	Page 26 of 30

INTEGRATED MEDIA TECHNOLOGY LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

25.	COMMITMENTS

(a)	Non-cancellable operating leases

The Group has entered into commercial leases for rental accommodations and certain items of plant and equipment. The lease terms ranged from one year to three years.

	Group
	June 30 2019	December 31 2018
	A$	A$

Committed at the reporting date but not recognized as liabilities, which are payable:
- Within one year	1,118,317	585,988
- Two to five years	741,735	747,272
- More than five years	-	-
	1,860,052	1,333,260

(b)	License Agreement with Versitech Limited

In September 2015, Versitech Limited ("Versitech") and Marvel Digital Limited ("MDL") entered into a License Agreement in respect to the sharing of income arising from the intellectual property rights in the video encoding and transmission worldwide. The agreement provides MDL and its affiliates for the term an exclusive and royalty-bearing license under the patent rights owned by Versitech to develop , make, have made, use, sell, offer to sell, lease, import, export or otherwise dispose of licensed product in 3D video encoding and transmission worldwide and with the right to grant sublicense pursuant to the terms of the agreement. MDL shall pay an upfront payment in the amount of HK$100,000 and a running royalty of 3% of net sales ("3% Royalty") on licensed product and licensed process by MDL and its affiliates and sublicensee. Beginning in 2019, the royalty will be the greater of 3% Royalty and HK$200,000 each year. MDL shall also pay Versitech a total of 15% of all sublicense income received by MDL or any of its affiliates. In addition, there are milestone payments payable to Versitech Limited upon the event when cumulative gross revenue arising from the licensed products reaching certain levels with the maximum cumulative total milestone payments of HK$2,000,000. This project was originally derived from an earlier agreement entered into among the Government of the Hong Kong Special Administrative Region, MDL and the University of Hong Kong ("HKU") under the Innovation and Technology Fund University-Industry Collaboration Programme entitled "Content Generation and Processing Technologies for 3D/Multiview Images and Videos". Versitech is a wholly-owned subsidiary and the technology transfer arm of HKU.

As at June 30, 2019 the development of the application of the video encoding and transmission is still under development. Therefore, there has been no fees paid to Veritech for royalty and sublicense fee.

(c)	Capital commitments

As of June 30, 2019, the Group had internal capital commitments for the investments in two People’s Republic of China ("P.R.C.") subsidiaries of RMB14,200,565 (approximately A$2,943,698) (2018: A$5,224,000).

Integrated Media Technology Limited | Interim Report | June 30, 2019	Page 27 of 30

INTEGRATED MEDIA TECHNOLOGY LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

26.	CONTROLLED ENTITIES

	Country of Incorporation	Percentage Owned
		June 30 2019	December 31 2018
Parent Entity: Integrated Media Technology Limited	Australia
Subsidiaries of Integrated Media Technology Limited:
CIMC Marketing Pty. Limited	Australia	100%	100%
Smartglass Limited (formerly known as Dragon Creative Limited)	Hong Kong	100%	100%
Marvel Digital Limited	Hong Kong	95% (indirect)	95% (indirect)
Visumotion International Limited	Hong Kong	95% (indirect)	100% (indirect)
GOXD Technology Limited	Hong Kong	76% (indirect)	76% (indirect)
Binario Limited	British Virgin Islands	100%	100%
Digital Media Technology Limited	Malaysia	100% (indirect)	100% (indirect)
GOXD Dongguan Limited	P.R.C.	76% (indirect)	76% (indirect)
Marvel Display Technology (Shenzhen) Limited	P.R.C.	95% (indirect)	95% (indirect)

Integrated Media Technology Limited | Interim Report | June 30, 2019	Page 28 of 30

INTEGRATED MEDIA TECHNOLOGY LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

27.	RELATED PARTY TRANSACTIONS

Transactions with related parties include the following:

(a)	Transactions with key management personnel

The total remuneration paid or payable to the directors and senior management of the Group during the period are as follows:

	Group
	Period ended June 30 2019	Period ended June 30 2018
	A$	A$

Short term benefits(Remark 1)	400,119	242,042
Post-employment benefits	-	4,480
	400,119	246,522

Remark 1: Included in short term benefits for directors and officers included payments of A$343,762 (US$243,420) to a service company owned by the Company Secretary for the provision of Chief Executive Officer and Chief Financial Officer services during the period. In addition, the Company paid A$40,000 to BDO Administration (SA) Pty Ltd where Company’s former CFO and Company Secretary is a director.

(b)	Other related party transactions

During the period, the Group has the following material transactions with its related parties:

	Group
	Period ended June 30 2019	Period ended June 30 2018
	A$	A$

Revenue received from related parties(Remark 1)	-	41,291
General consultancy and management fees paid to a related party(Remark 1)	(281,978)	(2,240)
Interests charged by the ultimate holding company(Remark 1)	-	(170,108)
Interest income earned from ultimate holding company(Remark 1)	90,334	-

Remark 1: Dr. Herbert Ying Chiu LEE, has control over the above related parties. The transactions are carried at the current market value in the ordinary course of business.

In 2018, the Group entered into two loan agreements to lend a total of A$2,117,349 (HK$11,700,000) to Marvel Finance Limited ("MFL"), our ultimate holding company. The loans (as detailed in Note 18) charged interests of A$90,334 (HK$501,577) during the period (2018: Nil).

Integrated Media Technology Limited | Interim Report | June 30, 2019	Page 29 of 30

INTEGRATED MEDIA TECHNOLOGY LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

27.	RELATED PARTY TRANSACTIONS (Continued)

In 2018, a Group company entered into a loan agreement to borrow A$1,664,924 (HK$9,200,000) from Oakridge (Hong Kong) Corporation Limited ("Oakridge"), a company owned and controlled by Dr. Herbert Ying Chiu LEE. The loan is non-interest bearing, unsecured and repayable on March 31, 2020 after an extension from the previous repayment date of September 30, 2019. During the first six months ending June 30, 2019, Oakridge advanced to the Group a further A$3,421,900 (HK$19,000,000). These advances are non-interest bearing, non-secured and repayable on March 31, 2020. As at June 30, 2019, the Group owed Oakridge A$5,134,656 (HK$28,200,000) in respect of these loans (see note 18).

During the period, the Company used a 3,000 sq. feet administrative and accounting office in Hong Kong rent free. This office belongs to the family of Dr. Herbert Ying Chiu LEE. There is no written lease agreement, but a general understanding that there will be a three months notice period to vacate this office. The Company’s responsibility is to pay for the utilities.

28.	CASH FLOW INFORMATION

	Group
	Period ended June 30 2019	Period ended June 30 2018
	A$	A$
CASH FLOWS FROM CHANGES IN WORKING CAPITAL
(Increase) / Decrease in assets:
Other assets	466,799	(242,503)
Inventories	(462,531)	221,493
Trade and other receivables	218,000	(1,193,761)
Increase / (Decrease) in liabilities:
Trade and other liabilities	10,164	101,019
Provision for annual leave	4,097	(8,963)
Trade deposits received	8,284	23,876
NET CASH FLOWS FROM CHANGES IN WORKING CAPITAL	244,813	(1,098,839)

29.	RECLASSIFICATION

Certain amounts in the prior period condensed consolidated financial statements have been reclassified to conform to the presentation of the current period condensed consolidated financial statements. These reclassifications had no effect on the previously reported net loss.

30.	EVENTS OCCURRING AFTER THE REPORTING DATE

There is no other matter or circumstance arisen since June 30, 2019, which has significantly affected, or may significantly affect the operations of the Group, the result of those operations, or the state of affairs of the Group in subsequent period.

Integrated Media Technology Limited | Interim Report | June 30, 2019	Page 30 of 30

INTEGRATED MEDIA TECHNOLOGY LIMITED

Integrated Media Technology Limited
Level 7, 420 King William Street
Adelaide SA 5000
Phone: +61 8 7324 6018 Fax: +61 8 8312 0248